SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Equity Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

456615103

(CUSIP Number)

Joel C. Lambert

700 Louisiana Street, Suite 2550

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,985,462 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,985,462 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,985,462 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Crestwood Management Co-Investment LLC (f/k/a Crestwood Holdings II LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON OO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON PN

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON CO

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

CUSIP No. 456615103

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,269,616 Common Units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,269,616 Common Units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,269,616 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%†
14	TYPE OF REPORTING PERSON IN

*	Does not include 438,789 Subordinated Units. The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Issuer Partnership Agreement.
†	All percentages of Common Units outstanding contained herein are based on 69,057,459 Common Units outstanding as of February 12, 2016.

This Amendment No. 9 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 15, 2013, as amended by Amendment No. 2 to Schedule 13D filed with the Commission on May 7, 2015, as amended by Amendment No. 3 to Schedule 13D filed with the Commission on October 2, 2015, as amended by Amendment No. 4 to Schedule 13D filed with the Commission on December 8, 2015, as amended by Amendment No. 5 to Schedule 13D filed with the Commission on December 16, 2015, as amended by Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2015, as amended by Amendment No. 7 to Schedule 13D filed with the Commission on January 5, 2016, and as amended by Amendment No. 8 to Schedule 13D filed with the Commission on January 11, 2016 (as amended, this “Schedule 13D”). This Amendment relates to the common units representing limited partner interests (the “Common Units”) of Crestwood Equity Partners LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended by adding the following paragraph at the end thereof:

In various open market purchases between January 11, 2016 and January 13, 2016, FR Crestwood Management Co-Investment LLC, a subsidiary of Crestwood Holdings Partners, acquired an aggregate of 392,960 of the Issuer’s outstanding Common Units for a total aggregate purchase price of $6,219,501.61. The purchase of such securities was funded from cash on hand of the Reporting Persons. On March 28, 2016, the 613,117 Common Units previously held directly by KA First Reserve (the “KAFR Units”) were distributed to its parent, FR Midstream Holdings, which immediately contributed such shares to FR XI CMP, its subsidiary, which immediately contributed such units to Crestwood Holdings Partners, its subsidiary, which immediately contributed such units to FR Crestwood Management Co-Investment LLC, its subsidiary. FR Crestwood Management Co-Investment LLC immediately contributed the KAFR Units and the 4,989,342 Common Units previously held directly by it to Crestwood Holdings.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraphs at the end thereof:

On January 13, 2016, FR Crestwood Management Co-Investment LLC completed the purchases under the previously disclosed Rule 10b5-1(c) purchase plan.

On March 28, 2016, Crestwood Holdings LLC agreed under its existing credit facility that it would use cash on hand of $25 million to purchase Common Units within the first 45 business days during which it is not restricted from making such purchases as a result of customary “blackout periods”, subject to certain extensions required to comply with securities laws. Such purchases may be made in open market transactions, in privately negotiated transactions or otherwise. The actual timing of any such purchases will be determined based on market conditions, unit price and other factors, including whether a “blackout period” is in effect under the Issuer’s Policy on Securities Trading and Handling of Non-Public Information. A regular quarterly “blackout period” is currently in effect under such policy and will not end any earlier than May 5, 2016 and may be extended in accordance with the terms of such policy. Any such purchases will not impact total Common Units outstanding.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth in Item 3 of the Schedule 13D the transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule I attached hereto.

[Signature Pages Follow]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 29, 2016

CRESTWOOD GAS SERVICES HOLDINGS LLC
By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President
CRESTWOOD HOLDINGS LLC
By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President
FR CRESTWOOD MANAGEMENT CO-INVESTMENT LLC
By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President
CRESTWOOD HOLDINGS PARTNERS, LLC
By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President
FR XI CMP HOLDINGS LLC
By:	First Reserve GP XI, L.P., its managing member
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Michael France
Name: Michael France
Title: Managing Director

FR MIDSTREAM HOLDINGS LLC
By:	First Reserve GP XI, L.P., its managing member
By:	First Reserve GP XI, Inc., its general partner
By:	/s/ Michael France
Name: Michael France
Title: Managing Director
FIRST RESERVE GP XI, L.P.
By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France
Name: Michael France
Title: Managing Director
FIRST RESERVE GP XI, INC.
By:	/s/ Michael France
Name: Michael France
Title: Managing Director
WILLIAM E. MACAULAY
By:	/s/ Anne E. Gold
Name: Anne E. Gold
Title: Attorney-in-fact

Schedule I

Recent Open Market Transactions by Reporting Persons in the Securities of the Issuer

Date of Transaction	Number of Shares Purchased	Weighted Average Price Per Share	Price Range
January 11, 2016	137,445	$16.49	$16.10-17.03
January 11, 2016	13,800	$17.30	$17.13-17.54
January 12, 2016	170,125	$15.01	$14.49-15.48
January 12, 2016	39,002	$15.87	$15.49-16.48
January 12, 2016	8,138	$16.68	$16.50-16.84
January 13, 2016	18,550	$16.13	$15.54-16.47
January 13, 2016	5,900	$16.64	$16.55-16.69

The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.